EXHIBIT 12.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY PROGRESS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$753	$789	$382	$772	$952
Fixed charges	305	289	291	235	227
Deduct:
Pretax loss attributable to noncontrolling interests of subsidiaries that have not incurred fixed charges	—	—	—	—	(1)
Total earnings	$1,058	$1,078	$673	$1,007	$1,180

Fixed charges:
Interest on debt, including capitalized portions	$238	$224	$230	$205	$205
Estimate of interest within rental expense	67	65	61	30	22
Total fixed charges	$305	$289	$291	$235	$227
Preferred dividends, as defined	—	—	4	4	5
Total fixed charges and preferred dividends combined	$305	$289	$295	$239	$232
Ratio of earnings to fixed charges	3.5	3.7	2.3	4.3	5.2
Ratio of earnings to fixed charges and preferred dividends combined	3.5	3.7	2.3	4.2	5.1